August 27, 2025

Christoph Antz
Chief Executive Officer
Veraxa Biotech Holding AG
Talacker 35
8001 Zurich, Switzerland

Adeel Rouf
Chief Executive Officer
Voyager Acquisition Corp./Cayman Islands
131 Concord Street
Brooklyn, NY 11201

       Re: Veraxa Biotech Holding AG
           Registration Statement on Form F-4
           Amendment No. 1 to Registration Statement on Form F-4
           Filed July 31, 2025
           File No. 333-289108
Dear Christoph Antz and Adeel Rouf:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
Cover Page

1. Please revise your cover page to state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction. Refer to Item 1604(a)(3) of
       Regulation S-K for guidance.
 August 27, 2025
Page 2

2. Whenever available, please revise your cover page to discuss the contemplated PIPE agreement discussed on page 177. Refer to Item 1604(a)(2) of Regulation S-K for guidance.
Questions and Answers about the Business Combination and the Extraordinary General meeting, page 11

3. Please revise this section to include a Q&A discussing the anticipated liquidity position of PubCo following the Business Combination. In your Q&A please quantify anticipated transaction expenses and debts of the combined company, including any deferred underwriting commissions. In your Q&A, please also discuss how PubCo intends to use the proceeds from the Business Combination and how far it expects to reach in the development of Veraxa Biotech Holding AG's product candidates with these proceeds at the various redemption levels detailed in your sensitivity analysis.
       Please similarly revise the Summary of the Proxy Statement/Prospectus.
4. Please revise this section to include a Q&A disclosing the management and directors of the post-business combination company.
Q: Why is SPAC proposing the Business Combination?, page 16

5. Please revise this Q&A to disclose the valuation ascribed to Veraxa Biotech Holding
       AG in the Business Combination.
Q: What are the U.S. federal income Tax consequences of the Business Combination to me?, page 19

6. Please revise this Q&A to briefly describe the tax consequences of (i) the Business
       Combination to U.S. holders of Voyager Acquisition Ordinary Shares and
(ii)
       exercising redemption rights, respectively. Please also revise here and throughout to state that your discussion of the tax consequences of the Business Combination constitutes the opinion of counsel and identify counsel.
Q: How do the Sponsor and the officers and directors of SPAC intend to vote on the proposals?, page 20

7. Please disclose if any consideration was received by the shareholders who have agreed to vote in favor of the merger agreement.
Q: What shareholder vote thresholds are required for the approval of each proposal..., page 25

8. Please revise this Q&A to clearly state that the Business Combination is not structured so that approval of at least a majority of unaffiliated security holders of Voyager
       Acquisition is required, as you have done on page 146. Please also revise to add risk factor disclosure highlighting the risks to unaffiliated investors related to this structure. Refer to Item 1606(c) of Regulation S-K for guidance.
Summary of the Proxy Statement/Prospectus
Veraxa Biotech AG, page 28

9. We note your statement that your pipeline has the potential to expand the therapeutic window of current solid tumor treatments through "improved safety and efficacy
 August 27, 2025
Page 3

      profiles." We also note disclosure appearing in your Business section referring to your candidates as "highly effective", "potent", "safe" and with "excellent safety profiles." Please revise throughout the proxy statement/prospectus to remove any implication that your product candidates are currently safe and/or effective as these statements are premature based on your current stage of development and determinations regarding safety and efficacy are solely within the authority of the
      FDA and corresponding regulatory authorities.
Reasons for the SPAC Board's Approval of the Business Combination, page 37

10. We note your disclosure that Voyager Acquisition's board considered certain "forecast projections" in determining that the business combination was in the SPAC's best interest. Please revise, wherever appropriate, to disclose these projections, including any material assumptions underlying the projections and Veraxa's reasoning for preparing the projections. Please also clearly state whether the projections continue to reflect the views of Veraxa's management on its future performance as of the most recent practicable date.
Emerging Growth Company, page 53

11. You disclose that you have "elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies." However, the extended transition period is only for US GAAP and is not applicable to IFRS. Refer to Questions 33 and
      34 of the Jumpstart Our Business Startups Act Frequently Asked Questions available on our website. Please revise this section as well as similar disclosures elsewhere in your document accordingly.
Background of the Business Combination, page 170

12. Please revise this section to include a reasonably detailed discussion of both the benefits and detriments of the de-SPAC transaction and any related financing transactions to Voyager Acquisition, the Sponsor, Veraxa Biotech Holding AG, and
      unaffiliated security holders of Voyager. Refer to Item 1605(c) of Regulation S-K for
      guidance.
13. Please expand this discussion to include Veraxa Biotech AG's reasons for engaging in the Business Combination and whether it considered other transactions, such as conducting a traditional IPO, in lieu of a de-SPAC. Refer to Item 1605(b)(3) of
      Regulation S-K for guidance.
14. Please revise this section to reflect when the fairness opinion was provided by the financial advisor and whether the opinion was considered in evaluating the transaction.
Summary of Fairness Opinion to SPAC, page 182

15. Please revise this section to briefly describe the qualifications of ERShares. Refer to Item 1607(b)(2) of Regulation S-K for guidance.
16. Please revise your disclosure regarding the Guideline Publicly Traded Companies
      Analysis to disclose in more detail why ERShares selected the 12 GPC Guideline
 August 27, 2025
Page 4

      Companies, the stage of development of each company in the analysis and each
      company   s estimated enterprise value. Please disclose whether any of the guideline
      companies are at a more advanced stage of development than Veraxa Biotech AG and, if so, whether ERShares applied any discount factor to these companies. Information about SPAC, page 193

17. Please revise to describe describe the general character of the Sponsor's business.
      Refer to Item 1603(a)(2) of Regulation S-K for guidance.
18. Please revise this section to clearly identify any SPACs and SPAC business combinations in which your management team has participated. In addition, for each
      SPAC involving members of your management team, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination.
      For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. Refer to Item 1603(a)(3) of Regulation S-K for guidance. Information about the Company, page 215

19. Please revise to remove all references to your product candidates and platforms potentially being "first-in-class" or "best-in-class" as these statements are speculative in light of the current regulatory status of your clinical and preclinical candidates.
20. We note your disclosure that you are in several discussions with global pharmaceutical companies interested in the potential of your BiTAC platforms.
      Please revise your disclosure to provide more detail regarding these discussions with these parties, including the nature of their interests and the current status of any negotiations. In addition, please provide the same level of disclosure in relation to your statements about the potential licensing of your VX-A902 program.
21. Please revise to provide a more fulsome description of any preclinical studies wherein you compare your candidates to other clinical candidates or approved drug products.
      For example only, we note your disclosure on page 231 of a study comparing your
      "PBD warheads" to a "marketed ADC" and disclosure on page 247 related to a test wherein you compare your BiTAC-TCEs to "standard TCEs." Please revise your discussion of these studies to clarify if they were head-to-head trials against specific compounds and briefly discuss the methodology of each study disclosed. To the extent any of these comparisons arise from studies that were not head-to-head, please remove them.
Company Background, page 216

22. Please expand your disclosure regarding your acquisition of VX-A901, including when you acquired the product candidate, that party from whom it was acquired and whether there are any ongoing obligations to the party. Please also provide similar disclosure for the in-licensing of the Hemibody platform. Please file any agreements relating to these items as exhibits to your registration statement or tell us why you believe such a filing is not required.
 August 27, 2025
Page 5
Our Concepts for Improving Targeted Therapies, page 219

23.    Please revise to define the phrase    click-to-release    in the context
of your BiTAC
       platforms.
Our Dual-Targeting/AND-Gate Concept, page 222

24. Please revise the graphic appearing on page 222 to remove the arrows impling that your product candidates will be safer and more effective than approved therapies.
       Please also revise the graphic on page 221, which implies that your product is less toxic and more effective than current cancer treatments.
Our BiTAC Platforms, page 238

25. Please provide your basis for your statement claiming that your BiTAC platform currently stands as the "only technology capable of abolishing systemic toxicity."
26. Please remove your statements claiming that you will be able to develop your drug products "faster," at a "lower cost" or with an "increased chance of success" as these statements are speculative.
Our Hitmaster Screening Platform, page 250

27. Please revise to briefly discuss your reasons for no longer pursuing internal therapeutic discovery programs utilizing your Hitmaster platform. Please also clarify if any of your own preclinical and clinical candidates were discovered using this platform.
Discovery, page 255

28. Please define the terms "preclinically validated" and "clinically validated" within the context of the antibodies you are selecting in your Discovery phase. Our Pipeline, page 261

29. Please revise your pipeline table to present the current development status of each of your material product candidates without predicting the potential dates for future development stages that you are not yet prepared to initiate. For example only, we note your disclosure expecting VX-A903-1 will be entering Phase 2 trials in
       2030. Clinical development is inherently uncertain and requires success in the prior stage for continued development, so it is speculative to assume you will be able to conduct Phase 2 trials prior to completing Phase 1. Please revise your pipeline table accordingly.
30. We note the inclusion of a number of candidates with an indication of "tbd" that appear to be in the early preclinical or discovery stages. We also note a number of potential "partnerships" candidates that do not appear to be entering discovery or preclinical testing until 2026 or 2027. Given the limited disclosure related to these candidates, please revise to explain how these candidates are currently material to your business and provide more fulsome disclosure related to these candidates including any development activities conducted and planned indications. Alternatively, please remove any candidates not currently material to your business
       from your pipeline table.
 August 27, 2025
Page 6

31. Please ensure your pipeline table clearly demonstrates all steps that must be completed (e.g., Phase 1, Phase 2 and Phase 3 trials) for each clinical candidate before regulatory approval is received, so that investors can clearly understand what steps must still be taken prior to commercialization.
32. We note your statement that your DAR 4 anti-HER2 ADC has "efficacy" in line with Enhertu at the same doses. Please revise this statement, as it improperly implies this candidate is both effective and comparable to products that are already approved for commercial sale.
Strategic Clinical-Regulatory Development Approach, page 267

33. Please revise to briefly discuss the material aspects of your Phase I clinical trial design for your VX-A901 candidate. In your revisions, clarify where your trial is being conducted, disclose primary and secondary endpoints and enrollment data. Please remove disclosures that imply your product candidate is safe or effective. You may present objective data resulting from your preclinical and clinical testing without concluding efficacy.
Partnerships And Collaborations, page 269

34. Please revise to provide a more fulsome description of your material partnerships and collaborations discussed in this section and indicated in your pipeline table on page
       261. In your revisions, ensure that you disclose the rights and obligations of both parties, any term and termination provisions, aggregate amounts paid or due under these agreements and any amounts paid to date. Please also file these agreements as exhibits to your registration statement or tell us why you believe such a filing is not required. Refer to Item 601(b)(10) of Regulation S-K for guidance. Intellectual Property, page 270

35. Please revise to disclose the expiration dates or potential expiration dates, if granted, for each patent or patent application disclosed in this section. Please also revise to identify the specific programs protected by each of your patents. Company Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Research and Development Expenses, page 297

36. Revise your disclosure to separately quantify and explain the nature of the research and development expenses for each reporting period presented. To the extent you track your research and development costs by product candidate, revise to provide a breakdown of for each period presented. For research and development expenses not tracked by product candidate, provide a breakdown by nature or type of expenses such that the total reconciles to the research and development expense line item. Provide a revised discussion of the research and development activities for each period and the reasons for the changes in expenses between periods.
Sales and Marketing Expenses, page 297

37. Revise to more clearly identify the nature of the amounts reported as Sales and
 August 27, 2025
Page 7

       Marketing, given the Company currently has no product sales. Critical Accounting Policies and Estimates, page 299

38. Revise your MD&A to provide a table of issuances of Veraxa equity for compensatory purposes for the latest annual period and subsequent period. Please
       explain to us how you determined the fair value of Veraxa's common stock underlying equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the business combination and the exchange price.
       This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
Material Tax Considerations, page 311

39. Please revise this section to also discuss the material Federal income tax consequences to Veraxa Biotech AG's security holders or tell us why such disclosure is not required.
       Refer to Item 1605(b)(6) of Regulation S-K for guidance.
40. We note your inclusion of a "should" opinion within your prospectus. Please provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.
Comparison of Corporate Governance and Shareholder Rights, page 331

41. Please revise this section to include an explanation of any material differences in the rights of Veraxa Biotech AG security holders compared to the rights of PubCo security holders. Refer to Item 1605(b)(4) of Regulation S-K for guidance.
Exhibits

42.    We note within Exhibit 23.1 that the auditor   s consent refers to a
report dated July 16,
       2025 while the report included on page F-10 is dated July 30, 2025. We similarly note within Exhibit 23.2 that the auditor's consent refers to a report dated July 25, 2025 while the report included on page F-2 is dated July 30, 2025. We also note both consents do not refer to the specific filing such as Amendment No. 1 to Form F-4. In
       your next amendment, please provide updated auditor   s consents that
refer to the
       correct audit report date and the correct filing. The consents should also be currently dated and signed by your auditors. Refer to Item 601(b)(23)(i) of Regulation S-K.

General

43. Please revise, wherever appropriate, to clearly state whether Voyager Acquisition's board retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K for guidance.
44. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the
 August 27, 2025
Page 8

       transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign
       Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Andrew Tucker, Esq.
      Michael J. Blankenship, Esq.